UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2024.

Commission File Number: 001-36848

Check-Cap Ltd.

(Exact Name of Registrant as Specified in Charter)

Abba Hushi Avenue

P.O. Box 1271

Isfiya, 30090 Mount Carmel, Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

INCORPORATION BY REFERENCE

This report of Foreign Private Issuer on Form 6-K is incorporated by reference into the Company’s Registration Statements on Form F-3 (File No. 333-211065, 333-225789 and 333-262401), and Form S-8 (File No. 333-203384, 333-226490 and 333-259666) filed with the Securities and Exchange Commission, to be a part thereof from the date on which this Report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

CONTENTS

Resignation of Registrant’s Certifying Accountant

On February 15, 2024, the Company received a notice of resignation from Brightman Almagor Zohar & Co., (“Brightman”) as the Company’s Independent Registered Public Accounting firm. Brightman did not seek the Company’s consent to its decision to resign as the Company’s independent registered public accounting firm. As a result, the Company’s Board of Directors or Audit Committee did not recommend or approve such decision.

Brightman’s decision to resign as the Company’s Independent Registered Public Accounting firm was due to certain control concerns that arose in the first quarter of 2024 within the Company. The Company has already remediated all the control issues identified.

During the time that Brightman was engaged, there were (1) no disagreements with Brightman on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedures, which disagreements, if not resolved to the satisfaction of Brightman would have caused Brightman to make reference to the subject matter of the disagreements in connection with its reports, and (2) no events of the type listed in paragraphs (A) through (D) of Item 304(a)(1)(v) of Regulation S-K.

Brightman audited the consolidated balance sheets of the Company as of December 31, 2022 and 2021, the related consolidated statements of operations, shareholders' equity, and cash flows, for each of the three years in the period ended December 31, 2022, and the related notes. The audit report of Brightman on our financial statements for the periods ended December 31, 2022 and December 31, 2021, did not contain any adverse opinion or disclaimer of opinion, nor were they qualified or modified as to uncertainty, audit scope, or accounting principles.

We furnished a copy of the disclosures in this report to Brightman and have requested that Brightman furnish us with a letter addressed to the United States Securities and Exchange Commission stating whether it agrees with the statements made by us herein in response to Item 304(a) of Regulation S-K and, if not, stating the respect in which it does not agree. As of the date of this filing, we have not yet received Brightman’s letter.

The Company is in discussions regarding the engagement of another independent accounting firm of international repute.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHECK-CAP LTD.
(Registrant)

Date: March 22, 2024	By:	/s/ Paul Medeiros
	Name:	Paul Medeiros
	Title:	Board Chair, Check-Cap Ltd.

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